UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Array Technologies, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

04271T 100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS ATI Investment Parent, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)

All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus, dated December 2, 2020, filed pursuant to Rule 424(b)(5) with the United States Securities and Exchange Commission (the “SEC”) on December 4, 2020 (the “Prospectus”).

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree Power Opportunities Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree Power Opportunities Fund IV (Parallel), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree ATI Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Atlas OCM Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

CUSIP No. 04271T 100	13G

1	NAMES OF REPORTING PERSONS Oaktree Capital Group Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 35,713,217 (see item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 35,713,217 (see item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,713,217 (see item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1% (1) (see item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All calculations of percentage ownership herein are based on a total of 126,994,467 shares of Common Stock issued and outstanding as of November 30, 2020, as reported by the Issuer on its Prospectus.

Item 1 (a).	Name of Issuer:

Array Technologies, Inc. (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

3901 Midway Place NE

Albuquerque, New Mexico 87109

Item 2 (a)-(c).	Name of Person Filing; Address of Principal Business Office; and Citizenship:

This Schedule 13G is being jointly filed by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit I:

(1)	ATI Investment Parent, LLC, a Delaware limited liability company (“ATI Parent”)

(2)	Brookfield Asset Management Inc., an Ontario corporation (“Brookfield”)

(3)	Oaktree Power Opportunities Fund IV, L.P., a Delaware limited partnership (the “Main Fund”)

(4)	Oaktree Power Opportunities Fund IV (Parallel), L.P., a Delaware limited partnership (the “Parallel Fund”)

(5)	Oaktree ATI Investors, L.P., a Delaware limited partnership (the “Co-Invest Fund”)

(6)	Oaktree Capital Management, L.P., a Delaware limited partnership (“OCM”)

(7)	Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”)

(8)	Atlas OCM Holdings, LLC, a Delaware limited liability company (“Atlas OCM”)

(9)	Oaktree Capital Group Holdings, L.P. a Delaware limited partnership (“OCGH LP”)

The principal business address of ATI Parent is 3901 Midway Place NE, Albuquerque, New Mexico 87109.

The principal business address of Brookfield is Brookfield Place 181 Bay Street, Suite 300, Toronto, Canada M5J 2T3.

The principal business address of each of the other Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, California 90071.

Item 2 (d).	Title of Class of Securities:

Common stock, $0.001 par value per share (the “Common Stock”)

Item 2 (e).	CUSIP Number:

04271T 100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

The responses of the Reporting Persons to Rows 5-9 and 11 in each of their respective cover pages to this Schedule 13G are incorporated herein by reference.

ATI Parent directly holds 35,713,217 shares of the Issuer’s Common Stock, constituting approximately 28.1% of the total issued and outstanding Common Stock. The Main Fund, the Parallel Fund and the Co-Invest Fund (collectively, the “Oaktree Funds”) are the controlling members of ATI Parent. OCM is the investment manager of each of the Oaktree Funds. As a result, each of the Oaktree Funds and OCM may be deemed to have beneficial ownership of the shares owned by ATI Parent.

OCM’s asset management business is indirectly controlled by OCG and Atlas OCM. As of March 31, 2020, approximately 61.8% of OCM’s business is indirectly owned by Brookfield and the remaining approximately 38.2% is owned by current and former OCM executives and employees. The board of directors of OCG and of Atlas OCM is currently comprised of: (i) five Oaktree senior executives, Howard S. Marks, Bruce A. Karsh, Jay S. Wintrob, John B. Frank, and Sheldon M. Stone; (ii) three independent directors, Stephen J. Gilbert, D. Richard Masson, and Marna C. Whittington; and (iii) two Brookfield senior executives, Justin B. Beber and J. Bruce Flatt.

Brookfield’s ownership interest in OCM’s business is held through OCG, Atlas OCM and other holding entities. The current and former OCM executives and employees hold their interests through OCGH LP.

Each of the Reporting Persons expressly disclaims beneficial ownership of the shares held by ATI Parent, except to the extent of its respective pecuniary interests therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

ATI Investment Parent, LLC

By:	/s/ Charlotte MacVane
Title:	Attorney-in-Fact for ATI Investment Parent, LLC

Oaktree Power Opportunities Fund IV, L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Power Opportunities Fund IV
(Parallel), L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree ATI Investors, L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Management, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Brookfield Asset Management Inc.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President – Legal & Regulatory

Oaktree Capital Group Holdings, L.P.

By:	Oaktree Capital Group Holding GP, LLC

Its:	General Partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Exhibit I

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 16, 2021

ATI Investment Parent, LLC

By:	/s/ Charlotte MacVane
Title:	Attorney-in-Fact for ATI Investment Parent, LLC

Oaktree Power Opportunities Fund IV, L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Power Opportunities Fund IV (Parallel), L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree ATI Investors, L.P.

By:	Oaktree Power Opportunities Fund IV GP, L.P.

Its:	General Partner

By:	Oaktree Fund GP, LLC

Its:	General Partner

By:	Oaktree Fund GP I, L.P.

Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Management, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Atlas OCM Holdings, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

Brookfield Asset Management Inc.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President – Legal & Regulatory

Oaktree Capital Group Holdings, L.P.

By:	Oaktree Capital Group Holding GP, LLC
Its:	General Partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President